Mail Stop 6010

	May 22, 2006


Joshua Tosteson
President
HydroGen Corporation
2 Juniper Street
Versailles, PA 15132

	Re:	HydroGen Corporation
		Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
      	Filed on April 28, 2006
      	File No. 333-128505

Dear Mr. Tosteson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies and Estimates, page 19

1. Each of the critical accounting policy disclosures in MD&A should explain how it meets the criteria as a critical accounting policy. You disclosure merely reiterates the accounting policy as presented in the note to the financial statements. With regard to critical accounting estimates, we would expect you to describe the estimate, the methodology that you use to obtain it, any significant assumptions used by management to derive the estimate, and the nature and possible impact of reasonably likely changes in those assumptions. Explain the significance of the estimate to your financial statements and discuss any changes in the estimate made during the periods presented, as well as the reasons for the changes and the impact of the changes on your financial statements and overall financial performance. Please review these disclosure requirements and revise your disclosures accordingly.

Intellectual Property, page 34

2. We note that your core technology was transferred from Westinghouse to you through FCA. Please file all material agreements related to those transfers as exhibits to your registration statement.

Certain Transactions, page 43

3. Please disclose in this section the full names of the parties involved in the transactions and how those parties are related to you.

4. Please clarify when Aztore acquired its interests in HydroGen
LLC
relative to its interest in your company and your interest in HydroGen LLC. Describe any agreements or understanding regarding
HydroGen LLC between Aztore and you.

Principal Stockholders, page 49

5. Please tell us how you have reflected in the table the voting agreement mentioned at the bottom of page 5.

6. Please identify the individuals who beneficially own the shares held in the name of entities.

Selling Stockholders, page 51

7. Please describe the transactions in which the selling stockholders acquired the securities they are offering for resale.

Report of Independent Registered Public Accounting Firm, page F-2

8. We note the accountant`s do not opine on the period November
11,
2001 (inception) through December 31, 2003. Auditor association with the cumulative data is required on an annual basis as long as a registrant is in the development stage. Since the company is in the development stage, please have your auditors` revise the scope and opinion paragraphs of their report to cover the cumulative financial statement amounts from inception through the most current annual balance sheet date.

Financial Statements, page F-3

9. Please update the financial statements as required by Item
310(g)
of Regulation S-B.

Consolidated Statements of Operations, page F-4

10. We see you do not present loss per share disclosures in this statement for fiscal 2004. We also see that you had no common shares outstanding prior to August 2005 and were formerly a limited liability company. Please clarify whether the former or latter fact is the reason no 2004 loss per share amounts are disclosed herein. If no 2004 loss per share amounts were presented because you were a limited liability company (and therefore a tax exempt enterprise) in
2004, please revise the filing to present pro forma tax and earnings per share data (calculated based on the number of common or common equivalent shares issued to the original owners on the date of incorporation and assuming those shares were outstanding for all prior periods) on the face of this statement for 2004. Note that in filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods must continue to be presented for periods prior to becoming taxable.
Such pro forma presentations should continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period.

Consolidated Statements of Shareholders` Equity (Deficiency), page
F-
5

11. Tell us how you valued and accounted for the shares issued to Mr.
Keating. Your response should indicate the method and assumptions used for the valuation.

12. Please tell us how the Statements of Shareholders` Equity complies with paragraph 11 (d) of FAS 7, or otherwise revise. In this regard, please revise the balance sheet line item
"accumulated
deficit" to read "deficit accumulated during the development stage."

Recent Sales of Unregistered Securities, page II-1

13. Please clarify how your sale to Hydrogen LLC employees was consistent with the exemption from registration that you cite.

Exhibits

14. Please include an updated accountant`s consent in the amended filings.

	* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dennis Hult at (202) 551-3618 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other
questions.


	Sincerely,



	Russell Mancuso
	Branch Chief

cc (via fax):	Andrew D. Hudders, Esq.
Joshua Tosteson
HydroGen Corporation
May 22, 2006
Page 5